January 28, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Avinger, Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-201322)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), as representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. Eastern Time on January 29, 2015, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 20, 2015, through the date hereof:

Preliminary Prospectus Dated January 20, 2015:

Approximately 1,988 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the Company’s initial public offering.

Very truly yours,

CANACCORD GENUITY INC.
COWEN AND COMPANY, LLC
As Representatives of the several Underwriters.

By: CANACCORD GENUITY INC.

By:	/s/ Jennifer Pardi
Jennifer Pardi, Managing Director

By: COWEN AND COMPANY, LLC.

By:	/s/ Andrew Mertz
Andrew Mertz, Managing Director